PRESS RELEASE

CN Announces First Quarter Results

Scheduled Operation Continues to Deliver

MONTREAL, April 23, 2024 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2024.

“Our team of railroaders delivered to plan in the first quarter and our scheduled operating model continued to enhance our service to customers. Looking forward, we are confident for 2024. We are seeing the expected improvements in the economy, and our CN-specific growth opportunities are materializing. We remain committed to delivering on our growth agenda and powering the economy.”
–Tracy Robinson, President and Chief Executive Officer, CN

Quarterly highlights
•Revenue ton miles (RTMs) remained flat at 59,749 (millions).
•Revenues of C$4,249 million, a decrease of C$64 million, or 1%.
•Operating income of C$1,546 million, a decrease of C$116 million, or 7%.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 63.6% an increase of 2.1-points.
•Diluted earnings per share (EPS) of C$1.72, a decrease of 5%.

Reaffirming 2024 and long-term financial outlook (1)
CN reaffirms its 2024 outlook and expects to deliver adjusted diluted EPS growth of approximately 10% and expects to invest approximately C$3.5 billion in its capital program, net of amounts reimbursed by customers. The Company also expects return on invested capital (ROIC) to be within the targeted range of 15%-17%.

CN reiterates its longer-term financial perspective and continues to target compounded annual diluted EPS growth in the range of 10%-15% over the 2024-2026 period driven by growing volumes more than the economy, pricing above rail inflation and incrementally improving efficiency, all of which assumes a supportive economy. (2)

CONFERENCE CALL DETAILS
CN's senior officers will review the results and the railway's outlook in a conference call starting at 4:30 p.m. Eastern Time on April 23. Tracy Robinson, CN President and Chief Executive Officer, will lead the call. Parties wishing to participate via telephone may dial 1-800-715-9871 (Canada/U.S.), or 1-647-932-3411 (International), using 7188340 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

(1) Non-GAAP Measures
CN's full-year adjusted diluted EPS outlook (2) excludes certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted diluted EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

CN | 2024 Quarterly Review – First Quarter 1

PRESS RELEASE
2024 key assumptions
CN has made a number of economic and market assumptions in preparing its 2024 outlook. The Company continues to assume slightly positive North American industrial production in 2024. For the 2023/2024 crop year, the grain crop in Canada was below its three-year average (also below when excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop was above its three-year average. The Company continues to assume that the 2024/2025 grain crop in Canada will be in line with its three-year average (excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop will also be in line with its three-year average. CN continues to assume RTM growth in the mid-single digit range. CN assumes continued pricing above rail inflation upon contract renewals. CN also continues to assume that in 2024, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and now assumes that in 2024 the average price of crude oil (West Texas Intermediate) will be approximately in the US$80 - US$90 range per barrel (compared to its January 23, 2024 assumption of approximately US$70 - US$80 per barrel).

2024-2026 key assumptions
CN has made a number of economic and market assumptions in preparing its three-year financial perspective. CN assumes that the North American industrial production will increase by at least two percent CAGR over the next three years. CN assumes continued pricing above rail inflation. CN assumes that the value of the Canadian dollar in U.S. currency will be approximately $0.75 and that the average price of crude oil (West Texas Intermediate) will be approximately US$80 per barrel during this period.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.ca as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN's network connects Canada’s Eastern and Western coasts with the U.S. South through an 18,800 mile rail network. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Stacy Alderson
Director	Assistant Vice-President
Public Affairs and Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

2 CN | 2024 Quarterly Review – First Quarter

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended March 31
	2024	2023
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,249	4,313
Freight revenues ($ millions)	4,137	4,219
Operating income ($ millions)	1,546	1,662
Net income ($ millions)	1,103	1,220
Diluted earnings per share ($)	1.72	1.82
Free cash flow ($ millions) (2)	529	593
Gross property additions ($ millions)	576	461
Share repurchases ($ millions)	955	1,199
Dividends per share ($)	0.8450	0.7900
Financial ratio
Operating ratio (%) (3)	63.6	61.5
Operational measures (4)
Statistical operating data
Gross ton miles (GTMs) (millions)	115,627	115,442
Revenue ton miles (RTMs) (millions)	59,749	59,961
Carloads (thousands)	1,343	1,353
Route miles (includes Canada and the U.S.)	18,800	18,600
Employees (end of period)	25,179	24,718
Employees (average for the period)	25,191	24,403
Key operating measures
Freight revenue per RTM (cents)	6.92	7.04
Freight revenue per carload ($)	3,080	3,118
GTMs per average number of employees (thousands)	4,590	4,731
Operating expenses per GTM (cents)	2.34	2.30
Labor and fringe benefits expense per GTM (cents)	0.77	0.70
Diesel fuel consumed (US gallons in millions)	103.6	104.1
Average fuel price ($ per US gallon)	4.50	4.79
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.896	0.902
Train weight (tons)	9,087	9,135
Train length (feet)	7,787	7,756
Car velocity (car miles per day)	205	211
Through dwell (entire railroad, hours)	7.1	7.1
Through network train speed (miles per hour)	18.7	20.1
Locomotive utilization (trailing GTMs per total horsepower)	188	194
Safety indicators (5)
Injury frequency rate (per 200,000 person hours)	1.20	0.98
Accident rate (per million train miles)	1.68	1.53
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(5)Based on Federal Railroad Administration (FRA) reporting criteria.

CN | 2024 Quarterly Review – First Quarter 3

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended March 31
	2024	2023	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	857	828	4%	4%
Metals and minerals	530	529	—%	1%
Forest products	494	511	(3%)	(3%)
Coal	221	263	(16%)	(16%)
Grain and fertilizers	860	861	—%	—%
Intermodal	959	1,012	(5%)	(5%)
Automotive	216	215	—%	1%
Total freight revenues	4,137	4,219	(2%)	(2%)
Other revenues	112	94	19%	19%
Total revenues	4,249	4,313	(1%)	(1%)
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,714	11,019	6%	6%
Metals and minerals	7,350	7,088	4%	4%
Forest products	5,769	6,056	(5%)	(5%)
Coal	4,638	5,848	(21%)	(21%)
Grain and fertilizers	17,032	17,018	—%	—%
Intermodal	12,531	12,259	2%	2%
Automotive	715	673	6%	6%
Total RTMs	59,749	59,961	—%	—%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.32	7.51	(3%)	(2%)
Metals and minerals	7.21	7.46	(3%)	(3%)
Forest products	8.56	8.44	1%	2%
Coal	4.76	4.50	6%	6%
Grain and fertilizers	5.05	5.06	—%	—%
Intermodal	7.65	8.26	(7%)	(7%)
Automotive	30.21	31.95	(5%)	(5%)
Total freight revenue / RTM	6.92	7.04	(2%)	(1%)
Carloads (thousands) (3)
Petroleum and chemicals	165	161	2%	2%
Metals and minerals	240	237	1%	1%
Forest products	78	81	(4%)	(4%)
Coal	112	130	(14%)	(14%)
Grain and fertilizers	171	178	(4%)	(4%)
Intermodal	527	512	3%	3%
Automotive	50	54	(7%)	(7%)
Total carloads	1,343	1,353	(1%)	(1%)
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,194	5,143	1%	1%
Metals and minerals	2,208	2,232	(1%)	(1%)
Forest products	6,333	6,309	—%	1%
Coal	1,973	2,023	(2%)	(2%)
Grain and fertilizers	5,029	4,837	4%	4%
Intermodal	1,820	1,977	(8%)	(8%)
Automotive	4,320	3,981	9%	9%
Total freight revenue / carload	3,080	3,118	(1%)	(1%)
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
4 CN | 2024 Quarterly Review – First Quarter

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

The Company did not present any adjusted performance measures as there were no adjustments in the first quarter of 2024 and 2023.

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months ended March 31, 2024 and 2023, to the non-GAAP free cash flow presented herein:

	Three months ended March 31
In millions	2024	2023
Net cash provided by operating activities	$1,117	$1,055
Net cash used in investing activities	(588)	(462)
Free cash flow	$529	$593

CN | 2024 Quarterly Review – First Quarter 5

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.349 and $1.352 per US$1.00 for the three months ended March 31, 2024 and 2023 respectively. On a constant currency basis, the Company's net income for the three months ended March 31, 2024 would have been higher by $3 million ($nil per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three months ended March 31, 2024:

	Three months ended March 31
In millions, except per share data	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$857	$2	$828	4%
Metals and minerals	530	2	529	1%
Forest products	494	1	511	(3%)
Coal	221	—	263	(16%)
Grain and fertilizers	860	1	861	—%
Intermodal	959	1	1,012	(5%)
Automotive	216	1	215	1%
Total freight revenues	4,137	8	4,219	(2%)
Other revenues	112	—	94	19%
Total revenues	4,249	8	4,313	(1%)
Operating expenses
Labor and fringe benefits	894	2	812	(10%)
Purchased services and material	571	—	593	4%
Fuel	514	1	557	8%
Depreciation and amortization	462	1	448	(3%)
Equipment rents	99	—	90	(10%)
Other	163	—	151	(8%)
Total operating expenses	2,703	4	2,651	(2%)
Operating income	1,546	4	1,662	(7%)
Interest expense	(210)	—	(165)	(27%)
Other components of net periodic benefit income	113	—	119	(5%)
Other income	2	—	1	100%
Income before income taxes	1,451	4	1,617	(10%)
Income tax expense	(348)	(1)	(397)	12%
Net income	$1,103	$3	$1,220	(9%)
Diluted earnings per share	$1.72	$—	$1.82	(5%)
6 CN | 2024 Quarterly Review – First Quarter

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended March 31, 2024 and 2023, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2024	2023
Debt		$19,761	$16,648
Adjustments:
Operating lease liabilities, including current portion (1)		387	441
Pension plans in deficiency (2)		360	352
Adjusted debt		$20,508	$17,441
Net income		$5,508	$5,420
Interest expense		767	587
Income tax expense		814	1,748
Depreciation and amortization		1,831	1,757
Operating lease cost (3)		151	144
Other components of net periodic benefit income		(473)	(492)
Other loss (income)		(135)	12
Adjustment:
Advisory fees related to shareholder matters (4)		—	12
Adjusted EBITDA		$8,463	$9,188
Adjusted debt-to-adjusted EBITDA multiple (times)		2.42	1.90
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to advisory fees related to shareholder matters recorded in Other expense within the Consolidated Statements of Income. See the section entitled Non-GAAP measures - Adjusted performance measures of the Company's 2023 Annual MD&A for additional information.
CN | 2024 Quarterly Review – First Quarter 7